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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Marathon Airlines Expand Pool Program Agreement for seven E-Jets

Amsterdam, October 18, 2023 - Embraer announced that it has signed a contract amendment with Marathon Airlines for the Pool Program to include additional two E195s. Now, seven E-Jets will receive support for a wide range of repairable components – three E175, one E190, and three E195. The Greek airline started the Pool Program contract last year, with its first E175, and has seen steady fleet growth since. Currently, Embraer’s Pool Program supports more than 60 airlines worldwide.

“The Embraer Pool Program has been essential for our E-Jets reliable operation, and we look forward to enhancing our partnership with Embraer”, said Andreas Kaiafas, CEO, Marathon Airlines.

“Marathon is expanding its businesses at a fast pace and we are very pleased to be part of this journey. Embraer offers the best-in-class support with the Pool Program, reducing costs while providing global reach. We will keep working every day with Marathon to maintain high performance and readiness for their fleet”, said Carlos Naufel, CEO and President, Embraer Services & Support.

Embraer provides support to airlines worldwide, with its technical expertise and its vast component services network. The results are significant savings in repair and inventory carrying costs and a reduction in warehousing space and resources required for repair management, while ultimately providing guaranteed performance levels. Embraer Services & Support’s portfolio offers a wide range of competitive solutions designed for each customer to support the growing fleet of Embraer aircraft worldwide and deliver the best after-sales experience in the global aerospace industry.

About Marathon Airlines

Marathon Airlines is an EASA-approved airline based in Greece providing customer-centric, safe, and reliable Wet Lease (ACMI) services to well-established EU carriers and Charter flights. We are also specialized in a range of solutions including private jet charter and aircraft management. The current fleet has 3 E195, 1 E190, 3 E175 and 2 Legacy 600.

For more information, visit www.flymarathon.aero.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe. Embraer’s APAC headquarters is in Singapore, and its China headquarters is in Beijing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations